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                                                                    EXHIBIT 19.1
                               SILVER LEDGE, INC.
                              352 South Main Street
                             Clearfield, Utah 84015
                            Telephone: (801) 773-1311

July 22, 1996

Dear Stockholder:

                        Enclosed herewith please find a Notice of Special Meeting of Stockholders of Silver Ledge, Inc. (the "Company") for a special meeting to be held on June 24, 1996. At the meeting, stockholders of the Company will be asked to consider and vote upon a change of domicile of the Company from the State of Montana to the State of Nevada.

                        Present members of management and members of their family who together own an aggregate total of 27,622,793 shares of common stock of the Company (63% of the outstanding voting securities of the Company), have agreed to vote in favor of the change of domicile, and no further votes are needed.

                        The Company intends to incorporate a Nevada corporation whose articles will have substantially the same provisions as the Articles of Incorporation of the Company, and on the adoption of the proposed resolutions which would merge the Company into this to be formed wholly-owned subsidiary, each presently outstanding share of common stock of the Company would be exchanged for one like common share of the to be formed wholly-owned subsidiary. The present ownership of each stockholder in the Company shall be the same in the to be formed wholly-owned subsidiary, following the completion of the merger, and each shareholder of the Company will own an identical percentage of shares in the to be formed subsidiary as presently owned in the Company.

                        With the exception that the rights, obligations and duties of the Company and its stockholders will be governed by the Nevada Revised Statutes rather than the Montana Business Corporations Act, there will be no material change in the corporate structure or ownership of the Company.

                        Stockholders of the Company are entitled to dissenters' rights under the Montana Business Corporation Act, specifically Sections 35-1-826 through 35-1-839, inclusive, and copies of these sections are enclosed herewith for your review.

                        Copies of the proposed Articles of Incorporation of the to be formed subsidiary and the proposed Articles of Merger and Plan of Merger will be available for inspection at the meeting.

                             THE BOARD OF DIRECTORS